January 10, 2011

Ms. Courtney Haseley
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

RE:	Plaster Caster Corp.
Registration on Form 10
File No. 000-54155

Dear Ms. Haseley:

We have reviewed your letter of Dece,ner 10, 2010. Our answers are contained in this letter.  I have summarized your comments and the numbers correspond to your letter. We have also filed an amended Registration Statement.

General

1.	We believe that an early draft of financial statements was inadvertently prepared and included in our filing. The draft shared the same name with the final version that was to be used.

Risk Factors

General

2.	We have added a new risk factor that relates to full time employment of our sole officer and director. We have added:

Our sole officer and director only works for our company on a part time basis.  There is no assurance our management will have sufficient time to implement our business plan successfully.

JD Klamka is only able to devote 5 hours per week to our business. He is currently employed on a full time basis in business communication sales with a privately held company.  There is no assurance that he will have sufficient time to successfully implement our business plan. If Mr. Klamka is unable to devote sufficient time to our company, we will cease operations.

3.
We have reinstated the risk factor previous titled, “There is substantial uncertainty about our ability to continue our operations...”  We have added language to address our lack of capital. We also believe the risk factor entitled “We require additional funds” addresses prior Comment 8.

Item 2. Financial Information

4.
We have made substantial revisions to our Plan of Operations. We have outlined various content areas and features that we believe are necessary to make our website successful. We have also addressed the obstacles and uncertainties involved in our operations.

5.	We have revised our disclosure to indicate our advertising sales plan as well as our marketing plans.

Liquidity and Capital Resources

6.	The majority owner had advanced $1,500 for the cost of audit. Since the agreement was entered after the periods reported and the services were provided after the reported periods, the amount was not accrued on the balance sheet of the Company for the periods presented. The reference to the $1,500 costs were for expenses incurred at the time of the filing.

Note 7. Subsequent Event

7.	We have revised our disclosure to reflect the fact that no merger occurred.

Thank you for you assistance with our filing.

Sincerely,
Plaster Caster Inc.

/s/JD Klamka

JD Klamka
President